                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549


                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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                                                                                                              OMB APPROVAL
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             FORM 3                                                                                 OMB Number:           3235-0104
-----------------------------------                                                                 Expires:     September 30, 1998
                                                                                                    Estimated average burden
                                                                                                    hours per response      .... 0.5
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1. Name and Address of Reporting Person *

Lauren                       Ralph
   (Last)                   (First)                 (Middle)

650 Madison Avenue
                            (Street)

New York                      NY                      10022
   (City)                   (State)                   (Zip)


2. Date of Event Requiring Statement ( Month / Day / Year )

6/12/97

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Issuer Name and Ticker or Trading Symbol

Polo Ralph Lauren Corporation (RL)

5.  Relationship of Reporting Person to Issuer   (Check all applicable)

         X    Director                      X   10% Owner
       -----                              -----
         X    Officer (give title               Other
       -----           below)             ----- (specify
                                                 below)

       Chairman of the Board and Chief Executive Officer
       -------------------------------------------------


6. If Amendment, Date or Original (Month/Year)



7.    Individual or Join/Group Filing (Check Applicable Line)

         X     Form filed by One Reporting Person
       -----
               Form filed by More than One Reporting Person
       -----


                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of security                            2. Amount of Securities         3. Ownership         4. Nature of Indirect
   (Inst.4)                                        Beneficially Owned              Form: Direct (D)     Beneficial Ownership
                                                   (Instr. 4)                      or Indirect (I)      (Instr. 5)
                                                                                   (Inst. 5)
----------------------------------------------  ------------------------------  -------------------  -------------------------------

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the Form is filed by more than one reporting person, SEE instruction 5(b)(v).                                    SEC 1473(8-92)


FORM 3 (CONTINUED)                 TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS,
                                         CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security                      2. Date Exercisable and   3. Title and Amount of Securities Underlying
   (Instr. 4)                                           Expiration Date           Derivative Security (Instr. 4)
                                                        (Month/Day/Year)
                                                                                                       Amount or
                                                     Date         Expiration            Title          Number of
                                                     Exercisable  Date                                 Shares
---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------
Class A Common Stock Option (Right to Buy)             6/11/97      6/11/2007   Class A Common Stock        500,000
Class B Common Stock                                   (1)                      Class A Common Stock     35,394,036
Class B Common Stock                                   (1)                      Class A Common Stock     13,383,482 (4)
Class B Common Stock                                   (1)                      Class A Common Stock      1,557,503 (4)

---------------------------------------------------  -----------  -----------  ----------------------  -----------------------------


 4. Conversion or             5. Ownership           6. Nature of Indirect
    Exercise Price of            Form of                Beneficial Ownership
    Derivative                   Derivative             (Instr. 5)
    Security                     Security:
                                 Direct (D) or
                                 Indirect (I)
                                 (Instr. 5)
----------------------------  ---------------------  ------------------------------------------------
  $26.00                              D
                                      D
                                      I                        (2)
                                      I                        (3)

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Explanation of Responses:

(1) Shares of Class B Common Stock are immediately convertible into an equal number of shares of Class A Common Stock.

(2) These securities are held by RL Holding, L.P., a limited partnership whose sole general partner is RL Holding Group, Inc., a corporation controlled by the Reporting Person.

(3) These securities are held by RL Family, L.P., a limited partnership of which the Reporting Person is the sole general partner.

(4) The Reporting Person disclaims beneficial ownership of certain of these securities.


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.




By: /s/ Ralph Lauren                                     June 11, 1997
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    **Signature of Reporting Person                           Date